245 Summer Street

Fidelity® Investments

Boston, MA 02210

October 15, 2021

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Investment Trust (the trust): File Nos. 002-90649 and 811-04008
Fidelity International Small Cap Fund
Fidelity International Small Cap Opportunities Fund
Fidelity Series International Small Cap Fund (the fund(s))

Post-Effective Amendment No. 190

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 190 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 472 under the 33 Act, each fund’s Prospectus(es) and SAI(s), as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of the last applicable Registration Statement.

This filing incorporates changes to the definition of "small cap" for purposes of our international small cap funds' name test policy from a fixed $5 billion market capitalization threshold to a more flexible index-based capitalization range.  This filing also serves to make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of December 30, 2021.  We request your comments by November 15, 2021.  Please note that certain charts and tabular information will be included in the applicable Prospectus(es) and Statement(s) of Additional Information in a subsequent amendment to the trust’s Registration Statement.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/Renée Fuller
Renée Fuller
Legal Product Group